UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-04471

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xerox Business Services Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XEROX CORPORATION

45 Glover Avenue

P.O. Box 4505

Norwalk, CT 06856-4505

REQUIRED INFORMATION

The Xerox Business Services Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirement so f Items 1-3 of Form 11-K, the financial statements and schedules of the ACS Savings Plan at December 31, 2012 and 2011 and for the year ended December 31, 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99-1 and incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

99-1	Financial Statements and Schedule of the Plan at December 31, 2013 and 2012 and for the year ended December 31, 2013

99-2	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Xerox Business Services Savings Plan

/s/ Tomas Laubethal
Name:	Tomas Laubethal
Title:	Chairman, Plan Administrator Committee

Date:  June 30, 2014